SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                        For the month of September, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F x      Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                              Yes __      No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

September 17, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                                  By: /s/ Pedro Toll
                                                      -------------------
                                                  Name:  Pedro Toll
                                                  Title: Deputy Manager

[SEAL]
                                                                 August 30, 2004

                     BANCO LATINOAMERICANO DE EXPORTACIONES
             BALANCE SHEETS* December 2003 and January to July 2004
                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    2003
------------------------------------------------------------------------------------------------------------------------------------
                  Description                       Absolute          %           December           January          February
------------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                                      22,603,482.11      11.85     190,799,943.18    192,064,648.30    234,316,239.13
------------------------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks                           -3,534.26      -2.28         154,867.09        148,473.17        172,395.85
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                        -3,534.26      -2.28         154,867.09        148,473.17        172,395.85
------------------------------------------------------------------------------------------------------------------------------------
          Time                                               0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks                    -45,522,288.77     -23.89     190,519,519.42    191,777,453.20    234,061,676.10
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                     2,076,747.34     288.24         720,483.31      3,182,508.52      2,934,580.72
------------------------------------------------------------------------------------------------------------------------------------
          Time                                     -47,599,036.11     -25.08     189,799,036.11    188,594,944.68    231,127,095.38
------------------------------------------------------------------------------------------------------------------------------------
 Less Allowance                                              0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Local                                                  0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                                0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Others                                           -15,659.71     -12.47         125,556.67        138,721.93         82,167.18
------------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                                  -98,920,016.43      -5.70   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06
------------------------------------------------------------------------------------------------------------------------------------
      Local                                        -82,686,029.31     -39.15     211,227,524.30    167,786,374.36    177,192,240.23
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                      -16,233,987.12      -1.07   1,523,909,147.08  1,561,822,091.22  1,500,296,073.83
------------------------------------------------------------------------------------------------------------------------------------
 Less Allowance                                    -37,658,089.28     -17.01     221,408,760.53    213,595,077.66    209,716,532.79
------------------------------------------------------------------------------------------------------------------------------------
      Local                                        -29,544,037.53     -27.91     105,866,145.18    100,059,570.12     95,403,704.25
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       -8,114,051.75      -7.02     115,542,615.35    113,535,507.54    114,312,828.54
------------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES                              -1,727,163.41      -1.54     112,295,247.89    111,905,462.66    111,673,317.31
------------------------------------------------------------------------------------------------------------------------------------
      Local                                                  0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       -1,727,163.41      -1.54     112,295,247.89    111,905,462.66    111,673,317.31
------------------------------------------------------------------------------------------------------------------------------------
 Less Allowance                                              0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Local                                                  0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                                0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS                                       21,859,110.38      42.96      50,888,083.69     64,583,832.22     63,669,397.02
------------------------------------------------------------------------------------------------------------------------------------
      Local                                         -1,250,706.54     -20.27       6,170,009.76      5,967,530.86      6,004,000.34
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       23,109,816.92      51.68      44,718,073.93     58,616,301.36     57,665,396.68
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                     -124,329,552.20      -5.95   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS                                           24,420,217.55       4.75     514,414,316.03    518,360,985.90    521,737,597.31
------------------------------------------------------------------------------------------------------------------------------------
      Local                                         -3,206,396.53      -7.36      43,587,485.58     45,390,804.32     42,062,496.54
------------------------------------------------------------------------------------------------------------------------------------
          Government                                         0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          Customers                                          0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Demand                                        0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Time                                          0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Savings                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                                -3,206,396.53      -7.36      43,587,485.58     45,390,804.32     42,062,496.54
------------------------------------------------------------------------------------------------------------------------------------
               Demand                                3,816,396.78      83.04       4,595,824.32      6,094,329.66      6,101,933.23
------------------------------------------------------------------------------------------------------------------------------------
               Time                                 -7,022,793.31     -18.01      38,991,661.26     39,296,474.66     35,960,563.31
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       27,626,614.08       5.87     470,826,830.45    472,970,181.58    479,675,100.77
------------------------------------------------------------------------------------------------------------------------------------
          Government                                         0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          Customers                                -56,295,800.05     -39.08     144,069,723.19     99,357,945.44     87,518,635.29
------------------------------------------------------------------------------------------------------------------------------------
               Demand                               -1,621,938.32     -47.76       3,395,861.46      1,757,945.44      3,518,635.29
------------------------------------------------------------------------------------------------------------------------------------
               Time                                -54,673,861.73     -38.87     140,673,861.73     97,600,000.00     84,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
               Savings                                       0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                                83,922,414.13      25.68     326,757,107.26    373,612,236.14    392,156,465.48
------------------------------------------------------------------------------------------------------------------------------------
               Demand                               -1,004,166.39      -9.05      11,100,547.00     14,459,263.26     10,376,666.71
------------------------------------------------------------------------------------------------------------------------------------
               Time                                 84,926,580.52      26.90     315,656,560.26    359,152,972.88    381,779,798.77
------------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS                                       -185,841,088.76     -18.20   1,020,959,382.93  1,004,876,078.51    981,368,587.28
------------------------------------------------------------------------------------------------------------------------------------
      Local                                             29,700.20       0.14      21,603,810.80     21,603,810.80     21,603,810.80
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                     -185,870,788.96     -18.60     999,355,572.13    983,272,267.71    959,764,776.48
------------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                                   8,699,945.26       9.00      96,619,215.59    107,357,098.15    109,077,967.55
------------------------------------------------------------------------------------------------------------------------------------
      Local                                         -3,841,458.55     -12.66      30,347,173.08     31,567,311.00     35,806,705.76
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                       12,541,403.81      18.92      66,272,042.51     75,789,787.15     73,271,261.79
------------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY                               28,391,373.75       6.21     457,127,031.59    467,568,246.20    474,963,115.38
------------------------------------------------------------------------------------------------------------------------------------
      Capital                                               -6.37       0.00     328,225,212.57    328,225,212.57    328,225,212.57
------------------------------------------------------------------------------------------------------------------------------------
      Capital Reserves                                       0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
      Other Reserves                                         0.00       0.00               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Retained Earnings                             97,816,091.12  14,720.27         664,499.09    102,415,864.02    102,415,864.02
------------------------------------------------------------------------------------------------------------------------------------
      Net Income                                   -69,707,057.01     -68.51     101,751,364.93     10,593,177.01     17,792,214.06
------------------------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities
        available for sale                             282,346.01       2.86       9,876,226.22      9,724,263.82      9,920,095.95
------------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY             -124,329,552.20      -5.95   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           0.00              0.00              0.00

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                2004
------------------------------------------------------------------------------------------------------------------------------------
                  Description                   March              April              May              June             July
------------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                                132,229,195.34    145,258,460.44    153,847,073.92   189,637,852.74    213,403,425.29
------------------------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks                     148,973.07        151,332.83        804,092.05       161,327.61        151,562.45
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                  148,973.07        151,332.83        804,092.05       161,327.61        151,562.45
------------------------------------------------------------------------------------------------------------------------------------
          Time                                          0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks               131,933,367.96    144,997,230.65    152,964,580.58   189,407,623.34    213,040,396.13
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                2,833,367.96      2,797,230.65      1,764,580.58     1,707,623.34     41,240,396.13
------------------------------------------------------------------------------------------------------------------------------------
          Time                                129,100,000.00    142,200,000.00    151,200,000.00   187,700,000.00    171,800,000.00
------------------------------------------------------------------------------------------------------------------------------------
 Less Allowance                                         0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Local                                             0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                           0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Others                                      146,854.31        109,896.96         78,401.29        68,901.79        211,466.71
------------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                           1,645,045,191.99  1,636,216,654.95  1,688,616,702.20 1,714,260,384.06  1,490,931,500.86
------------------------------------------------------------------------------------------------------------------------------------
      Local                                   135,583,600.56    128,541,494.99    184,995,042.99   225,661,204.29    293,413,671.09
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                               1,509,461,591.43  1,507,675,159.96  1,503,621,659.21 1,488,599,179.77  1,381,268,501.02
------------------------------------------------------------------------------------------------------------------------------------
 Less Allowance                               202,912,084.41    202,495,059.20    190,678,766.24   183,730,089.95    183,750,671.25
------------------------------------------------------------------------------------------------------------------------------------
      Local                                    93,512,343.92     88,127,539.49     85,023,960.29    81,357,676.95     76,322,107.65
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                 109,399,740.49    114,367,519.71    105,654,805.95   102,372,413.00    107,428,563.60
------------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES                        112,447,442.98    110,568,084.48    109,614,880.51   106,486,356.60    103,416,671.19
------------------------------------------------------------------------------------------------------------------------------------
      Local                                             0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                 112,447,442.98    110,568,084.48    109,614,880.51   106,486,356.60    103,416,671.19
------------------------------------------------------------------------------------------------------------------------------------
 Less Allowance                                         0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Local                                             0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                           0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS                                  61,241,400.29     72,747,194.07     70,673,887.44    70,416,358.73     46,565,866.10
------------------------------------------------------------------------------------------------------------------------------------
      Local                                     5,069,422.26      4,919,303.22      5,134,214.91     6,093,325.52      6,197,247.69
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                  56,171,978.03     67,827,890.85     65,539,672.53    64,323,033.21     40,368,618.41
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                               1,950,963,230.60  1,964,790,393.94  2,022,752,544.07 2,080,800,952.13  1,854,317,463.44
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS                                     535,697,217.51    538,834,533.58    582,122,023.34   669,596,704.02    537,955,464.21
------------------------------------------------------------------------------------------------------------------------------------
      Local                                    36,870,785.38     40,381,089.05     42,482,045.73    40,401,692.21     20,666,566.29
------------------------------------------------------------------------------------------------------------------------------------
          Government                                    0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          Customers                                     0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Demand                                   0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Time                                     0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Savings                                  0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                           36,870,785.38     40,381,089.05     42,482,045.73    40,401,692.21     20,666,566.29
------------------------------------------------------------------------------------------------------------------------------------
               Demand                           5,906,842.96      8,412,221.10      7,417,202.75     4,421,814.59      4,925,918.91
------------------------------------------------------------------------------------------------------------------------------------
               Time                            30,963,942.42     31,968,867.95     35,064,842.98    35,979,877.62     15,740,647.38
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                 498,826,432.13    498,453,444.53    539,639,977.61   629,195,011.81    517,288,897.92
------------------------------------------------------------------------------------------------------------------------------------
          Government                                    0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          Customers                           108,117,642.12     87,773,923.14     45,534,928.45    52,037,811.07     39,540,506.56
------------------------------------------------------------------------------------------------------------------------------------
               Demand                           5,117,642.12      1,773,923.14      1,534,928.45     1,536,131.07      1,540,506.56
------------------------------------------------------------------------------------------------------------------------------------
               Time                           103,000,000.00     86,000,000.00     44,000,000.00    50,501,680.00     38,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
               Savings                                  0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                          390,708,790.01    410,679,521.39    494,105,049.16   577,157,200.74    477,748,391.36
------------------------------------------------------------------------------------------------------------------------------------
               Demand                           9,899,421.12     10,096,380.61     11,761,030.48    10,387,983.75      8,583,231.66
------------------------------------------------------------------------------------------------------------------------------------
               Time                           380,809,368.89    400,583,140.78    482,344,018.68   566,769,216.99    469,165,159.70
------------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS                                   831,663,808.85    835,118,294.17    817,166,704.50   802,651,839.32    726,928,902.58
------------------------------------------------------------------------------------------------------------------------------------
      Local                                    21,633,511.00     21,633,511.00     20,961,247.80    20,964,945.60     20,964,945.60
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                 810,030,297.85    813,484,783.17    796,205,456.70   781,686,893.72    705,963,956.98
------------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                            100,999,864.50    105,319,160.85    125,660,212.69   109,764,565.96     88,319,498.56
------------------------------------------------------------------------------------------------------------------------------------
      Local                                    26,668,458.77     26,505,714.53     52,876,428.71    29,275,648.24      9,425,978.05
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                  74,331,405.73     78,813,446.32     72,783,783.98    80,488,917.72     78,893,520.51
------------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY                         482,602,339.74    485,518,405.34    497,803,603.54   498,787,842.83    501,113,598.09
------------------------------------------------------------------------------------------------------------------------------------
      Capital                                 328,225,212.57    328,225,206.20    328,225,206.20   328,225,206.20    328,225,206.20
------------------------------------------------------------------------------------------------------------------------------------
      Capital Reserves                         16,609,728.78     16,609,728.78     16,609,728.78    16,609,728.78     16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
      Other Reserves                                    0.00              0.00              0.00             0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Retained Earnings                        98,480,590.21     98,480,590.21     98,480,590.21    94,545,316.43     94,545,316.43
------------------------------------------------------------------------------------------------------------------------------------
      Net Income                               28,353,232.45     32,044,307.92     45,163,182.37    50,313,997.65     52,616,325.79
------------------------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities
        available for sale                     10,933,575.73     10,158,572.23      9,324,895.98     9,093,593.77      9,117,020.89
------------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY       1,950,963,230.60  1,964,790,393.94  2,022,752,544.07 2,080,800,952.13  1,854,317,463.44
------------------------------------------------------------------------------------------------------------------------------------
                                                                0.00              0.00              0.00             0.00

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                  Description              August           September          October           November           December
----------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS
----------------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks
----------------------------------------------------------------------------------------------------------------------------
          Demand
----------------------------------------------------------------------------------------------------------------------------
          Time
----------------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks
----------------------------------------------------------------------------------------------------------------------------
          Demand
----------------------------------------------------------------------------------------------------------------------------
          Time
----------------------------------------------------------------------------------------------------------------------------
 Less Allowance
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
      Others
----------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
 Less Allowance
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
 Less Allowance
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS
----------------------------------------------------------------------------------------------------------------------------
 DEPOSITS
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
          Government
----------------------------------------------------------------------------------------------------------------------------
          Customers
----------------------------------------------------------------------------------------------------------------------------
               Demand
----------------------------------------------------------------------------------------------------------------------------
               Time
----------------------------------------------------------------------------------------------------------------------------
               Savings
----------------------------------------------------------------------------------------------------------------------------
          From Banks
----------------------------------------------------------------------------------------------------------------------------
               Demand
----------------------------------------------------------------------------------------------------------------------------
               Time
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
          Government
----------------------------------------------------------------------------------------------------------------------------
          Customers
----------------------------------------------------------------------------------------------------------------------------
               Demand
----------------------------------------------------------------------------------------------------------------------------
               Time
----------------------------------------------------------------------------------------------------------------------------
               Savings
----------------------------------------------------------------------------------------------------------------------------
          From Banks
----------------------------------------------------------------------------------------------------------------------------
               Demand
----------------------------------------------------------------------------------------------------------------------------
               Time
----------------------------------------------------------------------------------------------------------------------------
 BORROWINGS
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES
----------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
      Capital
----------------------------------------------------------------------------------------------------------------------------
      Capital Reserves
----------------------------------------------------------------------------------------------------------------------------
      Other Reserves
----------------------------------------------------------------------------------------------------------------------------
      Retained Earnings
----------------------------------------------------------------------------------------------------------------------------
      Net Income
----------------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities
        available for sale
----------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY
----------------------------------------------------------------------------------------------------------------------------

* Includes only Panama - New York accounts.

**Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

[SEAL]

                                                         2 de septiembre de 2004
                               ESTADO DE RESULTADO
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                               ENERO - JULIO 2004

                                  (En Balboas)

------------------------------------------------------------------------------------------------------------------------------------
           Descripcion                Enero           Febrero          Marzo         Trimestre I         Abril            Mayo
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses               6,554,346.26    4,920,235.16    5,734,864.07     17,209,445.49    6,380,969.21     4,264,633.98
------------------------------------------------------------------------------------------------------------------------------------
     Prestamos                       5,806,089.31    4,357,928.60    5,135,119.62     15,299,137.53    5,863,136.60     3,739,030.99
------------------------------------------------------------------------------------------------------------------------------------
     Depositos                         134,326.48      151,395.63      195,196.95        480,919.06      117,950.90       125,544.66
------------------------------------------------------------------------------------------------------------------------------------
     Inversiones                       613,930.47      410,910.93      404,547.50      1,429,388.90      399,881.71       400,058.33
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones               2,503,583.65    2,302,555.27    2,483,510.96      7,289,649.88    1,968,282.79     1,574,042.61
------------------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados               2,463,551.58    2,289,995.94    2,487,621.71      7,241,169.23    1,967,086.81     1,573,928.57
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                         40,032.07       12,559.33       -4,110.75         48,480.65        1,195.98           114.04
------------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses            4,050,762.61    2,617,679.89    3,251,353.11      9,919,795.61    4,412,686.42     2,690,591.37
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                         574,025.74      440,603.31      840,675.99      1,855,305.04    1,113,133.33      -433,346.43
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                        548,963.99      665,864.96      509,460.70      1,724,289.65      448,767.69       534,153.82
------------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas            -4,122.82        3,312.45         -188.10           -998.47       -5,276.39      -221,370.05
------------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                     29,184.57     -228,574.10      331,403.39        132,013.86      669,642.03      -746,130.20
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones              4,624,788.35    3,058,283.20    4,092,029.10     11,775,100.65    5,525,819.75     2,257,244.94
------------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                    1,845,294.21     -262,208.98       75,177.76      1,658,262.99    1,834,744.28       853,496.71
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos          1,019,194.48      989,036.77    1,142,090.66      3,150,321.91    1,081,277.48     1,121,934.67
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                  149,318.22      313,300.33      258,581.00        721,199.55      461,578.86       384,344.75
------------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion            119,749.86      113,223.73      121,469.30        354,442.89      114,761.87       108,282.02
------------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                      557,031.65   -1,677,769.81   -1,446,963.20     -2,567,701.36      177,126.07      -761,064.73
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones        2,779,494.14    3,320,492.18    4,016,851.34     10,116,837.66    3,691,075.47     1,403,748.23
------------------------------------------------------------------------------------------------------------------------------------
     Provisiones por
       Cuentas Malas                -7,813,682.87   -3,878,544.87   -6,544,167.05    -18,236,394.79            0.00   -11,715,126.22
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                10,593,177.01    7,199,037.05   10,561,018.39     28,353,232.45    3,691,075.47    13,118,874.45
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
           Descripcion                    Junio       Trimestre II        Julio          Agosto         Septiembre    Trimestre III
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                  4,805,777.19   15,451,380.38    5,956,173.81                                    5,956,173.81
------------------------------------------------------------------------------------------------------------------------------------
     Prestamos                          4,260,070.42   13,862,238.01    5,163,280.23                                    5,163,280.23
------------------------------------------------------------------------------------------------------------------------------------
     Depositos                            155,602.07      399,097.63      214,359.27                                      214,359.27
------------------------------------------------------------------------------------------------------------------------------------
     Inversiones                          390,104.70    1,190,044.74      578,534.31                                      578,534.31
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                  2,216,807.28    5,759,132.68    2,330,486.54                                    2,330,486.54
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     Intereses Pagados                  2,192,519.50    5,733,534.88    2,329,681.19                                    2,329,681.19
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                            24,287.78       25,597.80          805.35                                          805.35
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Ingreso Neto de Intereses               2,588,969.91    9,692,247.70    3,625,687.27                                    3,625,687.27
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                            844,248.66    1,524,035.56      521,012.50                                      521,012.50
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                           489,646.56    1,472,568.07      470,706.87                                      470,706.87
------------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                9,394.48     -217,251.96        4,346.44                                        4,346.44
------------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                       345,207.62      268,719.45       45,959.19                                       45,959.19
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                 3,433,218.57   11,216,283.26    4,146,699.77                                    4,146,699.77
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Egresos Generales                       6,189,508.90    8,877,749.89    1,959,913.45                                    1,959,913.45
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos             1,350,628.36    3,553,840.51    1,217,381.40                                    1,217,381.40
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                     388,900.71    1,234,824.32      425,342.92                                      425,342.92
------------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion               111,227.05      334,270.94      139,814.92                                      139,814.92
------------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                       4,338,752.78    3,754,814.12      177,374.21                                      177,374.21
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones          -2,756,290.33    2,338,533.37    2,186,786.32                                    2,186,786.32
------------------------------------------------------------------------------------------------------------------------------------
     Provisiones por
       Cuentas Malas                   -7,907,105.61  -19,622,231.83            0.00                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                    5,150,815.28   21,960,765.20    2,186,786.32                                    2,186,786.32
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
           Descripcion                   Octubre        Noviembre       Diciembre      Trimestre IV    Acumulado Anual
------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                                                                           0.00      38,616,999.68
------------------------------------------------------------------------------------------------------------------------
     Prestamos                                                                                   0.00      34,324,655.77
------------------------------------------------------------------------------------------------------------------------
     Depositos                                                                                   0.00       1,094,375.96
------------------------------------------------------------------------------------------------------------------------
     Inversiones                                                                                 0.00       3,197,967.95
------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                                                                           0.00      15,379,269.10
------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                                                                           0.00      15,304,385.30
------------------------------------------------------------------------------------------------------------------------
     Comisiones                                                                                  0.00          74,883.80
------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                                                                        0.00      23,237,730.58
------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                                                                                   0.00       3,900,353.10
------------------------------------------------------------------------------------------------------------------------
     Comisiones                                                                                  0.00       3,667,564.59
------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                                                                     0.00        -213,903.99
------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                                                                              0.00         446,692.50
------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                                                                          0.00      27,138,083.68
------------------------------------------------------------------------------------------------------------------------
Egresos Generales                                                                                0.00      12,495,926.33
------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos                                                                      0.00       7,921,543.82
------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                                                                            0.00       2,381,366.79
------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                                                                      0.00         828,528.75
------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                                                                                0.00       1,364,486.97
------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                                                                    0.00      14,642,157.35
------------------------------------------------------------------------------------------------------------------------
     Provisiones por
       Cuentas Malas                                                                             0.00     -37,858,626.62
------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                                                                             0.00      52,500,783.97
------------------------------------------------------------------------------------------------------------------------